UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

GIGPEAK, INC.
(Name of Subject Company)

GIGPEAK, INC.
(Name of Person Filing Statement)

Common Stock, $0.001 par value per share
(Title Class of Securities)

37518Q 109
(CUSIP Number of Class of Securities)

Dr. Avi S. Katz
Chief Executive Officer
GigPeak, Inc.
130 Baytech Drive
San Jose, CA 95134
(408) 522-3100
(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With Copies to:

Jeffrey C. Selman, Esq.
Crowell & Moring LLP
3 Embarcadero Center, 26th Floor
San Francisco, CA 94111
(415) 986-2800

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

As previously disclosed, on February 13, 2017, GigPeak, Inc. (the “Company”) and Integrated Device Technology, Inc. (“Parent”) issued a joint press release announcing the execution of an Agreement and Plan of Merger (the “Merger Agreement”). Pursuant to the terms of the Merger Agreement, Glider Merger Sub, Inc., a wholly owned subsidiary of Parent (“Purchaser”), will commence a tender offer (the “Offer”) to purchase all of the issued and outstanding shares of the common stock, par value $0.001 per share, of the Company, at a price per share of $3.08, for an overall transaction value of approximately $250 million in cash. Upon completion of the Offer, and subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, Purchaser will be merged (the “Merger”) with and into the Company, with the Company surviving as a wholly owned subsidiary of Parent.

On February 16, 2017 the Company and Parent issued a joint letter to the Company’s existing customers informing them of the proposed transaction.

A copy of that joint letter was filed as Exhibit 99.1 to the Company’s Current Report on Form 8‑K filed with the SEC on February 16, 2017, and is incorporated herein by reference.

Additional Information

The Offer has not yet commenced. This document is neither an offer to purchase nor a solicitation of an offer to sell any securities. At the time the tender offer is commenced, the Parent will file with the Securities and Exchange Commission (“SEC”) a Tender Offer Statement on Schedule TO, and the Company will file a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer. Company stockholders and other investors are strongly advised to read the tender offer materials (including the Offer to Purchase, the related Letter of Transmittal and certain other tender offer documents that have yet to be filed) and the Solicitation/Recommendation Statement because they will contain important information that should be read carefully before any decision is made with respect to the tender offer. The Tender Offer Statement and the Solicitation/Recommendation Statement will be available for free at the SEC’s website at www.sec.gov. Free copies of these materials and other tender offer documents will be made available by the information agent for the tender offer.

In addition to the Offer to Purchase, the related Letter of Transmittal and certain other tender offer documents, Parent and the Company file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information filed by the parties at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the Commission at 1-800-SEC-0330 for further information on the public reference room. The parties’ filings with the SEC are also available to the public from commercial document-retrieval services and at the website maintained by the SEC at www.sec.gov.

Forward-Looking Statements

This document contains forward-looking statements, including, but not limited to, statements related to the anticipated consummation of the acquisition of the Company and the timing and benefits thereof. These forward-looking statements are based on the current expectations of the Company and Parent and inherently involve significant risks and uncertainties. Actual results and the timing of events could differ materially from those anticipated in such forward-looking statements as a result of these risks and uncertainties, which include, without limitation, risks related to the ability of the Company and Parent to complete the transaction on the proposed terms and schedule; whether Parent or the Company will be able to satisfy their respective closing conditions related to the transaction; whether sufficient stockholders of the Company tender their shares of common stock in the transaction; whether the Parent will obtain financing for the transaction on the expected timeline and terms; the outcome of legal proceedings that may be instituted against the Company and/or others relating to the transaction; the possibility that competing offers will be made; risks associated with acquisitions, such as the risk that the businesses will not be integrated successfully, that such integration may be more difficult, time-consuming or costly than expected or that the expected benefits of the transaction will not occur; risks related to future opportunities and plans for the acquired company and its products, including uncertainty of the expected financial performance of the acquired company and its products; disruption from the proposed transaction, making it more difficult to conduct business as usual or maintain relationships with customers, employees or suppliers; as well as other risks related to Parent’s and the Company’s businesses detailed from time-to-time under the caption “Risk Factors” and elsewhere in Parent’s and the Company’s respective SEC filings and reports, including the Annual Report of the Company on Form 10-K for the year ended December 31, 2015 and the Annual Report of Parent on Form 10-K for the year ended April 3, 2016. The Parent undertakes no duty or obligation to update any forward-looking statements contained in this press release as a result of new information, future events or changes in its expectations.